

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Articles of Conversion

(PURSUANT TO NRS 92A.205)

Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Articles of Conversion
(Pursuant to NRS 92A.205)

1. Name and jurisdiction of organization of constituent entity and resulting entity:

TNT Designs, Inc.
Name of constituent entity

Delaware	Corporation
Jurisdiction	Entity type *

and,

Trim Holding Group
Name of resulting entity

Nevada	Corporation
Jurisdiction	Entity type *

2. A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity.

3. Location of plan of conversion: (check one)

☐ **The entire plan of conversion is attached to these articles.**

☒ **The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity.**

☐ **The complete executed plan of conversion for the resulting domestic limited *partnership is* on file at the records office required by NRS 88.330.**

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust .

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Articles of Conversion

(PURSUANT TO NRS 92A.205)

Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

4. Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the resulting entity in the conversion):

Attn: Billie Cnudde

c/o: C/O Amersey Investments LLC
300 Center Ave. Ste. 202
Bay City, MI 48708

5. Effective date of conversion (optional) (not to exceed 90 days after the articles are filed pursuant to NRS 92A.240)* Upon Receipt

6. Signatures - must be signed by:

1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or one member if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a. general partnership governed by NRS chapter 87).

2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it.

TNT Designs, Inc.

Name of *constituent* entity

X

Signature	Title	Date
	Director	

***** Pursuant to NRS 92A.205(4) if the conversion takes effect on a later date specified in the articles of conversion pursuant to NRS 92A.240, the constituent document filed with the Secretary of State pursuant to paragraph (b) subsection 1 must state the name and the jurisdiction of the constituent entity and that the existence of the resulting entity does not begin until the later date. **This statement must be included within the resulting entity's articles.**

FILING FEE: $350.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

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ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT | **ABOVE SPACE IS FOR OFFICE USE ONLY**

1. Name of Corporation:

Trim Holding Group

2. Registered Agent for Service of Process: (check only one box)

☐ Commercial Registered Agent: InCorp Services, Inc.
Name

☐ Noncommercial Registered Agent (name and address below) ***OR*** ☐ Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity

Street Address	City	State	Zip Code
375 N. Stephanie St. Ste. 1411	Henderson	Nevada	89014-8909

Mailing Address (if different from street address)	City	State	Zip Code
		Nevada	

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* 500,000,000 Par value per share: $ see pg 2 Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) Louis Bertoli
Name

Street Address	City	State	Zip Code
Via Valsorda n. 47/a	Concesio		25062

2) Nitin Amersey
Name

Street Address	City	State	Zip Code
300 Center Ave. Ste. 202	Bay City	MI	48708

5. Purpose: (optional; see instructions)

The purpose of the corporation shall be:
The purpose for which the corporation is organized are to engage primarily in any (next page)

6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

Billie Cnudde
Name

X ____________________
Incorporator Signature

Address	City	State	Zip Code
300 Center Ave. Ste. 202	Bay City	MI	48708

7. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X ____________________
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity

Date

This form must be accompanied by appropriate fees.

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Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

<u>Article 3 continued</u>…

The total number of shares of stock which the Corporation shall have authority to issue is 500,000,000 shares of which 400,000,000 shall be Common Stock with a par value of $7.00 per share and 100,000,000 shall be Preferred Stock with a par value of $8.75 per share and having a total stated capital of $3,675,000,000.00.

The Board of Directors is authorized to issue the capital stock in one or more classes or one or more series of stock within any class thereof and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, shall be stated and expressed in the resolution or resolutions providing for the use issue of such stock adopted by the Board of Directors,

<u>Article 5 continued</u>…

type of business, investment or other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.





ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

Registered Agent Acceptance

(PURSUANT TO NRS 77.310)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Acceptance of Appointment by Registered Agent:

In the matter of Trim Holding Group
Name of Business Entity

I, InCorp Services, Inc.
Name of Registered Agent

am a: (complete only one)

a) [X] commercial registered agent listed with the Nevada Secretary of State,

b) [ ] noncommercial registered agent with the following address for service of process:

Street Address	City		Zip Code
375 N. Stephanie St. Ste. 1411	Henderson	Nevada	89014-8909

Mailing Address (if different from street address)	City		Zip Code
		Nevada	

and hereby state that on ________ (Date) I accepted the appointment as registered agent for the above named business entity.

Signature:

X ________________________________
Authorized Signature of R.A. or On Behalf of R.A. Company

________ Date

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